RESULTS OF SHAREHOLDER MEETING
VIRTUS EQUITY TRUST
June 4, 2009
(Unaudited)


At a special meeting of shareholders of Virtus Tactical Allocation Fund (formerly known as Virtus Income & Growth Fund), a series of Virtus Equity Trust, held on June 4, 2009, shareholders voted on the following proposal:

Number of Eligible Shares Voted:
                                 For             Against        Abstain
To approve a Subadvisory    12,684,751.785     577,752.214     805,385.125
Agreement between
Virtus Investment Advisers,
Inc. and SCM Advisors, LLC
with regard to Virtus Tactical
Allocation Fund

Shareholders of the Fund voted to approve the above proposal.